Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Magellan Midstream Holdings GP, LLC

We have audited the accompanying consolidated balance sheets of Magellan Midstream Holdings GP, LLC as of December 31, 2005 and 2004. These balance sheets are the responsibility of Magellan Midstream Holdings GP, LLC’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. We were not engaged to perform an audit of Magellan Midstream Holdings GP, LLC’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Magellan Midstream Holdings GP, LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the consolidated financial position of Magellan Midstream Holdings GP, LLC at December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma

March 8, 2006

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	$31,568	$37,078
Restricted cash	5,847	5,537
Marketable securities	108,052	—
Accounts receivable (less allowance for doubtful accounts of $133 at December 31, 2004 and 2005)	36,054	49,373
Other accounts receivable	36,357	24,939
Inventory	43,397	78,155
Other current assets	6,429	6,129

Total current assets	267,704	201,211
Property, plant and equipment, at cost	2,152,920	2,282,489
Less: accumulated depreciation	257,134	315,621

Net property, plant and equipment	1,895,786	1,966,868
Equity investments	25,084	24,888
Long-term receivables	56,063	39,516
Goodwill	9,964	12,387
Other intangibles (less accumulated amortization of $2,211 and $3,607 at December 31, 2004 and 2005, respectively)	10,118	10,221
Debt placement costs (less accumulated amortization of $3,377 and $4,989 at December 31, 2004 and 2005, respectively)	12,319	6,738
Other noncurrent assets	5,641	3,686

Total assets	$2,282,679	$2,265,515

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$20,675	$25,844
Accrued payroll and benefits	18,542	17,666
Accrued taxes other than income	16,432	17,808
Accrued interest payable	10,493	9,628
Environmental liabilities	33,160	30,840
Deferred revenue	12,958	17,522
Accrued product purchases	17,313	34,772
Accrued product shortage	7,507	—
Current portion of long-term debt	43,230	14,345
Other current liabilities	14,279	19,017

Total current liabilities	194,589	187,442
Long-term debt	1,019,240	787,194
Long-term pension and benefits	15,849	18,024
Other deferred liabilities	73,236	66,087
Environmental liabilities	26,753	26,439
Minority interests in subsidiary	996,152	1,395,578
Commitments and contingencies
Owner’s equity (deficit)	(41,699)	(213,676)
Accumulated other comprehensive loss	(1,441)	(1,573)

Total owner’s equity	(43,140)	(215,249)

Total liability and owner’s equity	$2,282,679	$2,265,515

See notes to consolidated balance sheets.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

1. Organization, Basis of Presentation and Description of Business

Organization

Unless otherwise noted, the terms “we,” “us,” “our” and other similar terms refer to Magellan Midstream Holdings GP, LLC, a Delaware limited liability company. We were formed on April 14, 2003 to serve as the general partner of Magellan Midstream Holdings, L.P. (“MGG”) and manage its operations. We own a 0.01% general partner interest in MGG. We are owned by MGG Midstream Holdings, L.P., which is owned by Madison Dearborn Capital Partners IV, L.P, Carlyle/Riverstone Global Energy and Power Fund II, L.P. and certain members of Magellan Midstream Partners, L.P.’s management.

MGG became a publicly traded Delaware limited partnership in February 2006. MGG was formed in April 2003 to hold its ownership interests in Magellan Midstream Partners, L.P. (“MMP”) and Magellan GP, LLC. Currently, 65% of MGG’s common units are owned by MGG Midstream Holdings, L.P. and 35% are owned by the public.

Magellan GP, LLC, a Delaware limited liability company, was formed in November 2002 to serve as the general partner for MMP and manage its operations. Magellan GP, LLC currently owns a 2.0% general partner interest in MMP and its incentive distribution rights.

MMP, a publicly traded Delaware limited partnership, was formed in August 2000 to own, operate and acquire a diversified portfolio of complementary energy assets.

Description of Business

At December 31, 2005, we had no operating assets other than through our ownership interest in MGG. MGG has no operating assets other than through its ownership interest of Magellan GP, LLC, which owns a 2% general partner interest in MMP and MMP’s incentive distribution rights. The incentive distribution rights entitle Magellan GP, LLC to receive increasing percentages of MMP’s distributions, up to a maximum of 48%.

MMP owns and operates a petroleum products pipeline system, petroleum products terminals and an ammonia pipeline system, the operations of which are described below:

Petroleum Products Pipeline System. MMP’s petroleum products pipeline system includes 8,500 miles of pipeline and 45 terminals that provide transportation, storage and distribution services. MMP acquired approximately 2,000 miles of its pipeline in October 2004. MMP’s petroleum products pipeline system covers a 13-state area extending from Texas through the Midwest to Colorado, Illinois, Minnesota and North Dakota. The products transported on MMP’s pipeline system are primarily gasoline, diesel fuels, LPGs and aviation fuels. Product originates on the system from direct connections to refineries and interconnects with other interstate pipelines for transportation and ultimate distribution to retail gasoline stations, truck stops, railroads, airlines and other end-users. As part of the assets MMP acquired in October 2004, it assumed an agreement to supply petroleum products to a customer in the west Texas markets. The purchase, transportation and resale of petroleum products associated with this supply agreement are included in the petroleum products pipeline segment. MMP acquired an ownership interest in Osage Pipeline Company, LLC (“Osage Pipeline”) during 2004. This system includes the 135-mile Osage pipeline, which transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to National Cooperative Refining Association’s (“NCRA”) refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. In July 2003, MMP acquired a petroleum products blending operation which is also included in the petroleum products pipeline system segment.

Petroleum Products Terminals. Most of MMP’s petroleum products terminals are strategically located along or near third-party pipelines or petroleum refineries. The petroleum products terminals provide a variety of services such as distribution, storage, blending, inventory management and additive injection to a diverse customer group including governmental customers and end-users in the downstream refining, retail, commercial trading, industrial and petrochemical industries. Products stored in and distributed through the petroleum products terminal network include refined petroleum products, blendstocks and heavy oils and feedstocks. The terminal network consists of marine terminals and inland terminals. In October 2004, MMP acquired certain pipeline and terminal assets. Part of that acquisition included a terminal in East Houston, Texas, which is included in MMP’s petroleum products terminals segment. In September 2005, MMP acquired a refined petroleum products terminal near Wilmington, Delaware (see Note 4—Acquisitions), increasing the number of marine terminals it operates to seven. Five of MMP’s marine terminal facilities are located along the Gulf Coast and two marine terminal facilities are located on the East Coast. As of December 31, 2005, MMP owned 29 inland terminals located primarily in the southeastern United States.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Ammonia Pipeline System. The ammonia pipeline system consists of an ammonia pipeline and six company-owned terminals. Shipments on the pipeline primarily originate from ammonia production plants located in Borger, Texas and Enid and Verdigris, Oklahoma for transport to terminals throughout the Midwest. The ammonia transported through the system is used primarily as nitrogen fertilizer.

2. Summary of Significant Accounting Policies

Basis of Presentation. At December 31, 2004 and 2005, we had a 0.01% general partner ownership interest in MGG. Because MGG’s partnership agreement gives us control over the management and operations of MGG and because, at December 31, 2005, our owners also owned the limited partner interests of MGG, our consolidated balance sheets include the consolidated assets and liabilities of MGG. All intercompany transactions have been eliminated.

MGG, through its ownership of MMP’s general partner, controls the management and operations of both MMP and its general partner. Therefore, MGG’s financial statements consolidate both Magellan GP, LLC and MMP.

At December 31, 2005, we had no substantial assets and liabilities, other than those of MMP, which we consolidate. Our consolidated balance sheet includes minority interests in subsidiary that reflects the proportion of MMP owned by its partners other than us. Also, our consolidated balance sheets reflect adjustments to the historical cost reflected on MMP’s balance sheet for the fair value of MGG’s proportionate share of MMP’s assets and liabilities at the time of its acquisition of interests in MMP and Magellan GP, LLC. Additionally, our balance sheet at December 31, 2004 includes amounts for MGG’s indebtedness and related debt placement costs. As of December 31, 2005, MGG’s only cash-generating asset is its ownership interest in Magellan GP, LLC, which owns the general partner interest and incentive distribution rights in MMP. Therefore, MGG’s cash flows are dependent upon MMP’s ability to make cash distributions and the distributions it receives are subject to MMP’s cash distribution policies.

The minority interests in subsidiary on our balance sheet reflects the outside ownership interest of MMP when taking into consideration the allocations made related to Magellan GP, LLC’s incentive distribution rights. MMP’s outside ownership interest was 61.2% at December 31, 2003, 77.3% at December 31, 2004 and 98.0% at December 31, 2005.

All significant intercompany transactions have been eliminated.

In March 2005, Magellan GP, LLC’s board of directors approved a two-for-one split of MMP’s limited partner units, effective April 12, 2005. We have retroactively changed the number of MMP’s limited partner units and the MMP per unit amounts of distributions to give effect for this two-for-one split for all periods presented in this report.

Use of Estimates. The preparation of our consolidated balance sheets in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities that exist at the date of our consolidated balance sheets. Actual results could differ from those estimates.

Regulatory Reporting. MMP’s petroleum products pipelines are subject to regulation by the Federal Energy Regulatory Commission (“FERC”), which prescribes certain accounting principles and practices for the annual Form 6 Report filed with the FERC that differ from those used in these balance sheets. Such differences relate primarily to capitalization of interest, accounting for gains and losses on disposal of property, plant and equipment and other adjustments. MMP follows generally accepted accounting principles (“GAAP”) where such differences of accounting principles exist.

Cash Equivalents. Cash and cash equivalents include demand and time deposits and other highly marketable securities with original maturities of three months or less when acquired.

Restricted Cash. Restricted cash includes cash held by MMP pursuant to the terms of the Magellan Pipeline Company, LLC (“Magellan Pipeline”) notes (see note 11—Debt).

Marketable Securities. Marketable securities consist of highly liquid debt securities with a maturity of greater than three months when purchased. Investments are classified in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Marketable securities were classified as “available-for-sale” and were reported at fair value with related unrealized gains and losses in the value of such securities recorded as a component of partners’ capital until realized. There were no unrealized gains or losses on our marketable securities at December 31, 2004.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

At December 31, 2004, marketable securities, determined on a specific identification method, were $108.1 million, which consisted of $55.6 million of auction-rate preferred securities and $52.5 million of asset-backed notes. Interest rates on these AAA-rated securities were set in auction every 7 to 28 days, limiting our exposure to interest rate risk. These securities had various ultimate maturities, most of which were greater than 10 years.

Inventory Valuation. Inventory is comprised primarily of refined petroleum products, natural gas liquids and additives, which are stated at the lower of average cost or market.

Trade Receivables and Allowance for Doubtful Accounts. Trade receivables represent valid claims against non-affiliated customers and are recognized when products are sold or services are rendered. MMP extends credit terms to certain customers based on historical dealings and to other customers after a review of various credit indicators, including the customers’ credit rating. An allowance for doubtful accounts is established for all or any portion of an account where collections are considered to be at risk and reserves are evaluated no less than quarterly to determine their adequacy. Judgments relative to at-risk accounts include the customers’ current financial condition, the customers’ historical relationship with MMP and current and projected economic conditions. Trade receivables are written off when the account is deemed uncollectible.

Property, Plant and Equipment. Property, plant and equipment consist primarily of pipeline, pipeline-related equipment, storage tanks and terminal facility equipment and are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired. At the time of MGG’s acquisition of its interests in MMP on June 17, 2003, MGG recorded MMP’s property, plant and equipment at 54.6% of its fair values and at 46.4% of its historical carrying values as of June 17, 2003.

Assets are depreciated individually on a straight-line basis over their useful lives. Management assigns these lives based on reasonable estimates when the asset is placed into service. Subsequent events could cause management to change its estimates, which would impact the future calculation of depreciation expense. The depreciation rates for most of MMP’s pipeline assets are approved and regulated by the FERC. Assets with the same useful lives and similar characteristics are depreciated using the same rate. The individual components of certain assets, such as tanks, are grouped together into a composite asset. Those assets are depreciated using a composite rate. The range of depreciable lives by asset category is detailed in Note 6—Property, Plant and Equipment.

The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts and any associated gains or losses are recorded in the income statement in the period of sale or disposition.

Expenditures to replace existing assets are capitalized and the replaced assets are retired. Expenditures associated with existing assets are capitalized when they improve the productivity or increase the useful life of the asset. Expenditures for maintenance, repairs and minor replacements are charged to operating expense in the period incurred. Direct costs such as labor and materials are capitalized as incurred. Indirect project costs, such as overhead, are capitalized based on a percentage of direct labor charged to the respective capital project. MMP capitalizes interest for capital projects with expenditures over $0.5 million that require three months or longer to complete.

Asset Retirement Obligation. MMP adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” effective January 1, 2003. SFAS No. 143 requires the fair value of a liability related to the retirement of long-lived assets be recorded at the time a legal obligation is incurred, if the liability can be reasonably estimated. When the liability is initially recorded, the carrying amount of the related asset is increased by the same amount. Over time, the liability is accreted to its future value, with the accretion recorded to expense. In March 2005, the FASB issued Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations (as amended).” FIN No. 47 clarified that where there is an obligation to perform an asset retirement activity, even though uncertainties exist about the timing or method of settlement, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be determined.

MMP’s operating assets generally consist of underground refined products pipelines and related facilities along rights-of-way and above-ground storage tanks and related facilities. MMP’s rights-of-way agreements typically do not require the dismantling, removal and reclamation of the rights-of-way upon permanent removal of the pipelines and related facilities from service. Additionally, management is unable to predict when, or if, MMP’s pipelines, storage tanks and related facilities would become completely obsolete and require decommissioning. Accordingly, except for a $0.8 million liability associated with anticipated tank bottom replacements, MMP has recorded no liability or corresponding asset in conjunction with SFAS No. 143 and FIN No. 47 because both the amounts and future dates of when such costs might be incurred are indeterminable.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Equity Investments. We account for investments greater than 20% in affiliates, which we do not control, by the equity method of accounting. Under this method, an investment is recorded at MMP’s acquisition cost, plus MMP’s equity in undistributed earnings or losses since acquisition, less distributions received and amortization of excess net investment. Excess investment is the amount by which MMP’s initial investment exceeds its proportionate share of the book value of the net assets of the investment. MMP evaluates equity method investments for impairment annually or whenever events or circumstances indicate that there is a loss in value of the investment which is an other-than-temporary decline. In the event that MMP determines that the loss in value of an investment is other-than-temporary, MMP would record a charge to earnings to adjust the carrying value to fair value. MMP recorded no equity investment impairments during 2004 or 2005.

Goodwill and Other Intangible Assets. We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this Statement, beginning on January 1, 2002, goodwill, which represents the excess of cost over fair value of assets of businesses acquired, is no longer amortized but is evaluated periodically for impairment. Goodwill at December 31, 2004 and 2005 was $10.0 million and $12.4 million, respectively. The increase in goodwill was due to goodwill recognized from MMP’s acquisition of the Wilmington, Delaware terminal in September 2005, partially offset by amounts recorded for a contingent purchase price adjustment associated with a terminal acquired in 2001.

The determination of whether goodwill is impaired is based on management’s estimate of the fair value of MMP’s reporting units as compared to their carrying values. Critical assumptions used in management’s estimates included: (i) time horizon of 20 years, (ii) revenue growth of 2.5% per year and expense growth of 3.0% per year, except for depreciation expense growth of 1% per year, (iii) weighted-average cost of capital of 9.0% based on assumed cost of debt of 6%, assumed cost of equity of 12.0% and a 50%/50% debt-to-equity ratio, and (iv) 8 times EBITDA multiple for terminal value. We selected October 1 as our impairment measurement test date and have determined that our goodwill was not impaired as of October 1, 2004 or 2005. If impairment were to occur, the amount of the impairment recognized would be determined by subtracting the implied fair value of the reporting unit goodwill from the carrying amount of the goodwill.

Judgments and assumptions are inherent in management’s estimates used to determine the fair value of MMP’s operating segments. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Impairment of Long-Lived Assets. In January 2002, MMP adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with this Statement, MMP evaluates its long-lived assets of identifiable business activities, other than those held for sale, for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment were to occur, the amount of the impairment recognized would be calculated as the excess of the carrying amount of the asset over the fair value of the assets, as determined either through reference to similar asset sales or by estimating the fair value using a discounted cash flow approach.

Long-lived assets to be disposed of through sales of assets that meet specific criteria are classified as “held for sale” and are recorded at the lower of their carrying value or the estimated fair value less the cost to sell. Until the assets are disposed of, an estimate of the fair value is re-determined when related events or circumstances change.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and assumptions could result in the recognition of different levels of impairment charges used in the balance sheet amounts.

Lease Financings. Direct financing leases are accounted for such that the minimum lease payments plus the unguaranteed residual value accruing to the benefit of the lessor is recorded as the gross investment in the lease. The net investment in the lease is the difference between the total minimum lease payment receivable and the associated unearned income.

Debt Placement Costs. Costs incurred for debt borrowings are capitalized as paid and amortized over the life of the associated debt instrument using the effective interest method. When debt is retired before its scheduled maturity date, the remaining placement costs associated with that debt are written-off.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Capitalization of Interest. Interest on borrowed funds is capitalized on projects during construction based on the approximate average interest rate of MMP’s debt. MMP capitalizes interest on all construction projects requiring three months or longer to complete with total costs exceeding $0.5 million. Capitalized interest was $0.4 million and $0.8 million during 2004 and 2005, respectively.

Pension and Post-Retirement Medical and Life Benefit Obligations. Beginning January 1, 2004, MGG had maintained defined benefit plans and a defined contribution plan, which provide retirement benefits to substantially all employees of MGG. In December 2005, all of MGG’s employees were transferred to us and accordingly the defined benefit plans and defined contribution plan were also transferred to us (see Note 9—Employee Benefit Plans). The pension and post-retirement medical and life liabilities reported on our consolidated balance sheets represent the funded status of the present value of benefit obligations net of unrecognized prior service costs/credits and unrecognized actuarial gains/losses of the aforementioned plans.

Paid-Time Off Benefits. Liabilities for paid-time off benefits are recognized for all employees performing services for MMP when earned by those employees. MMP recognized paid-time off liabilities of $6.2 million and $6.8 million at December 31, 2004 and 2005, respectively. These balances represent the remaining vested paid-time off benefits of employees who support MMP. Liabilities for paid-time off are reflected in the accrued payroll and benefits balances of our consolidated balance sheets.

Derivative Financial Instruments. We account for hedging activities in accordance with SFAS No. 133, “Accounting for Financial Instruments and Hedging Activities,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of Financial Accounting Standards Board (“FASB”) Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities.

For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. Derivative financial instruments qualifying for hedge accounting treatment can generally be divided into two categories: (1) cash flow hedges and (2) fair value hedges. Cash flow hedges are executed to hedge the variability in cash flows related to a forecasted transaction. Fair value hedges are executed to hedge the value of a recognized asset or liability. At inception of a hedged transaction, we document the relationship between the hedging instrument and the hedged item, the risk management objectives and the methods used for assessing and testing correlation and hedge effectiveness. We also assess, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in MMP’s and MGG’s hedging transactions are highly effective in offsetting changes in cash flows or fair value of the hedge item. Furthermore, we assess the creditworthiness of the counterparties to manage against the risk of default. If we determine that a derivative, originally designed as a cash flow or fair value hedge, is no longer highly effective as a hedge, we discontinue hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

Derivatives that qualify for and for which we designate as normal purchases and sales are exempted from the fair value accounting requirements of SFAS No.’s 133, 138 and 149 and are accounted for using traditional accrual accounting. As of December 31, 2004 and 2005, MMP had commitments under future contracts for product purchases that will be accounted for as normal purchases totaling approximately $66.6 million and $65.8 million, respectively. Additionally, MMP had commitments at December 31, 2005 under future contracts for product sales that will be accounted for as normal sales totaling approximately $22.5 million.

We generally report gains, losses and any ineffectiveness from interest rate derivatives in our results of operations separately. We recognize the effective portion of hedges against changes in interest rates as adjustments to other comprehensive income. We record the non-current portion of unrealized gains or losses associated with fair value hedges on long-term debt as adjustments to long-term debt on the balance sheet with the current portion recorded as adjustments to interest expense.

Unit-Based Incentive Compensation Awards. Magellan GP, LLC has issued incentive awards representing limited partner interests in MMP to certain employees who support MMP. These awards are accounted for using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Since the grant price of the incentive unit awards made is less than the market price of the underlying units, MMP recognizes compensation expense associated with these awards. Compensation cost is recognized over the vesting period of the awards based on either the current market value of MMP’s common units at each period end or the market price of the common units at the measurement date, whichever is appropriate. The measurement date for determining compensation costs in MMP’s award plans is the first date on which it knows both: (1) the number of units that an employee is entitled to receive and (2) the purchase price.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Certain unit awards include performance and other provisions, which can result in payouts to the recipients of from zero up to double the amount of the award. Additionally, certain awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. Judgments and assumptions of the final award payouts are inherent in the accruals recorded for unit-based incentive compensation costs. The use of alternate judgments and assumptions could result in the recognition of different levels of unit-based incentive compensation costs in our financial statements.

Environmental. Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments are probable and the costs can be reasonably estimated. Environmental liabilities are recorded independently of any potential claim for recovery. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account currently available facts, existing technologies and presently enacted laws and regulations. Accruals for environmental matters consider prior remediation experience and include an estimate for costs such as fees paid to contractors and outside engineering, consulting and law firms. Furthermore, costs include compensation and benefit expense of internal employees directly involved in remediation efforts. MMP maintains selective insurance coverage, which may cover all or portions of certain environmental expenditures. Receivables are recognized in cases where the realization of reimbursements of remediation costs is considered probable.

Management has determined that certain costs are covered by the indemnity settlement with The Williams Companies, Inc. (“Williams”) (see Note 15—Commitments and Contingencies). Management makes judgments on what is covered by the settlement. All costs charged to income that are covered by this indemnity settlement are charged directly to us in determining MMP’s allocation of net income, which impacts minority interest expense (see Minority Interests below).

The determination of the accrual amounts recorded for environmental liabilities include significant judgments and assumptions made by management. The use of alternate judgments and assumptions could result in the recognition of different levels of environmental liabilities in the consolidated balance sheets.

Minority Interests. The minority interest in subsidiary on our consolidated balance sheets reflects the outside ownership interest of MMP, which was 77.3% at December 31, 2004 and 98.0% at December 31, 2005. Each quarter, we calculate minority interest expense by multiplying the minority interest owners’ proportionate ownership of limited partner units in MMP by the limited partners’ allocation of MMP’s net income less allocations of amounts associated with each period’s amortization of the step-up in basis of the assets and liabilities of MMP. These allocations reduce our minority interest expense, reflecting MGG’s lower ownership interest in MMP during the years ended December 31, 2004 and 2005 as compared to June 17, 2003. MMP’s net income is allocated to its general and limited partners based on their proportionate share of their contractually-determined cash distributions for the period, with adjustments made for certain charges which are specifically allocated to Magellan GP, LLC, MMP’s general partner. All amounts MGG received from the sale of MMP limited partner units were recorded as increases to minority interest in subsidiary.

Income Taxes. We are a partnership for income tax purposes and therefore are not subject to federal or state income taxes. Our income taxes are the responsibility of our owners. Additionally, both MGG and MMP are partnerships for federal and state income tax purposes and the tax on their net income is borne by their general and limited partners. Net income for financial statement purposes may differ significantly from taxable income of our owners as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under our partnership agreement. The aggregate difference in the basis of our net assets for financial and tax reporting purposes cannot be readily determined because information regarding each partner’s tax attributes is not available to us.

Recent Accounting Standards. In November 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” FASB Statement No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB Opinion No. 18, “The Equity Method of

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Accounting for Investments in Common Stock.” The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. We adopted this FSP on January 1, 2006, and its adoption did not have a material impact on our financial position, results of operations or cash flows.

In October 2005, the FASB issued FSP No. 13-1, “Accounting for Rental Costs Incurred During a Construction Period.” This FSP requires entities who incur rental costs associated with operating leases to expense such costs as a continuing operating expense. This FSP is required to be implemented beginning January 1, 2006, with early adoption permitted. We adopted this FSP on January 1, 2006, and its adoption did not have a material impact on our financial position, results of operations or cash flows.

In September 2005, the FASB issued Emerging Issue Task Force (“EITF”) issue No. 04-13, “Accounting for Purchases and Sales of Inventory With the Same Counterparty.” In EITF 04-13, the Task Force reached a tentative conclusion that inventory purchases and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The tentative conclusions reached by the Task Force are required to be applied to transactions completed in reporting periods beginning after March 15, 2006. The adoption of this EITF will not have a material impact on our financial position.

In June 2005, the FASB issued EITF issue No. 04-5. In EITF 04-5, the Task Force reached a consensus that the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner depends on whether the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. We adopted the EITF in June 2005.

In May 2005, FASB published SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of every voluntary change in accounting principle unless it is impracticable to do so. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. We adopted SFAS No. 154 in January 2006, and its adoption did not have a material impact on our financial position.

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations (as amended).” This Interpretation clarified that the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 was required to be adopted no later than the end of fiscal years ending after December 15, 2005, with retrospective application for interim financial information permitted. We adopted FIN No. 47 in 2005, and its adoption did not have a material impact on our financial position.

In December 2004, the FASB issued a revision to SFAS No. 123, “Share-Based Payment,” referred to as “SFAS No. 123R.” Additionally, in October 2005, the FASB issued FSP 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R).” This Statement and subsequent revisions establish accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. This revision requires that all equity-based compensation awards to employees be recognized in the income statement based on their fair values, eliminating the alternative to use APB No. 25’s intrinsic value method. The Standard is effective as of the beginning of the

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first interim period that begins after December 31, 2005. This Statement applies to all awards granted after the required effective date but is not to be applied to awards granted in periods before the required effective date except to the extent that awards from prior periods are modified, repurchased or cancelled after the required effective date. We adopted the Statement on January 1, 2006, using the modified prospective application method. Under the modified prospective method, we were required to account for all of our equity-based incentive awards granted prior to December 31, 2005, using the fair value method as defined in SFAS No. 123 instead of our current methodology of using the intrinsic value method as defined in APB No. 25. Due to the structure of the awards granted to employees supporting MMP, we recognize compensation expense under APB No. 25 in much the same manner as that required under SFAS No. 123. Consequently, for the awards granted prior to January 1, 2006, the initial adoption and application of SFAS No. 123R did not have a material impact on our financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB No. 29.” The guidance in APB No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The initial adoption and application of SFAS No. 153 did not have a material impact on our financial position.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Prescription Drug Act”).” FSP No. 106-2 superseded FSP No. 106-1, issued in January 2004. FSP No. 106-2 provides accounting guidance for employers that sponsor post-retirement health care plans which provide prescription drug benefits and receive the subsidy available under the Prescription Drug Act. FSP No. 106-2 also provides disclosure requirements about the effects of the subsidy for companies that offer prescription drug benefits. FAS No. 106-2 was effective on July 1, 2004 and did not have a material impact on our financial position.

3. MMP Debt and Equity Transactions and MGG Sales of MMP Units

During May 2004, MMP executed a refinancing plan to improve its credit profile and increase financial flexibility by removing all of the secured debt from its capital structure. This refinancing plan included the issuance of $250.0 million of senior notes, establishment of MMP’s new revolving credit facility and the offering of 2.0 million common units representing limited partner interests in MMP. Both the senior notes and MMP common units were issued on May 25, 2004. Associated with this offering, MGG sold approximately 4.8 million common units representing limited partner interests in MMP and received $107.8 million after underwriting discounts and commissions of $4.8 million. MGG used $26.9 million of the funds to repay a portion of the borrowings under its term loan, and $74.0 million was distributed to its owners. MGG’s sale of these common units, combined with MMP’s equity offering, reduced MGG’s ownership interest in MMP from 36% to 27%.

Total proceeds from MMP’s 2.0 million common unit equity offering in May 2004 at a price of $23.80 per unit were $47.6 million. Associated with this offering, MGG contributed $1.0 million to MMP to maintain Magellan GP, LLC’s 2% general partner interest. Of the proceeds received, $2.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.2 million. Total proceeds from the note issuance were $249.5 million. Of the proceeds received, $1.8 million was used to pay underwriting discounts and commissions and $0.8 million was used to pay legal, professional and other fees. MMP used the net proceeds of $293.3 million from its May 2004 offerings as follows:

•	repaid all of the outstanding $178.0 million principal amount of Series A senior notes (see Note 11—Debt for a description of these notes) issued by Magellan Pipeline;

•	paid $12.7 million of prepayment premiums associated with the early repayment of the Magellan Pipeline Series A senior notes;

•	repaid the $90.0 million outstanding principal balance of MMP’s then outstanding term loan;

•	paid $1.9 million to Magellan Pipeline’s Series B noteholders (see Note 11—Debt for a description of these notes) to release the collateral held by them and $0.8 million of associated legal costs;

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	paid $0.9 million of legal and professional fees associated with establishing a new unsecured revolving credit facility (see Note 11—Debt for a description of this facility); and

•	partially replenished the cash used to fund acquisitions completed by MMP in 2003 and early 2004.

In October 2004, MMP completed the acquisition of a pipeline system (see Note 4—Acquisitions). The debt and equity offerings discussed below were completed as part of the financing requirements associated with that acquisition:

•	During August 2004, in anticipation of the acquisition of these assets, MMP issued and sold 3.6 million common units representing limited partner interests in MMP. Total proceeds from the sale, at a price of $24.89 per unit, were $89.6 million. Associated with this offering, MGG made a $1.8 million contribution to MMP to maintain Magellan GP, LLC’s 2% general partner interest. Net proceeds after underwriter discounts of $3.8 million and offering expenses of approximately $0.5 million were $87.1 million. The underwriters exercised their over-allotment option associated with this equity offering and sold an additional 0.6 million MMP common units. These over-allotment units were sold by MGG and MGG received $12.9 million after underwriting discounts and commissions of $0.6 million. MGG used $3.2 million of the funds to repay a portion of the borrowings under its term loan, and the remaining $9.7 million of the funds, plus an additional $0.3 million, was distributed to its owners. As a result of this equity offering and sale of over-allotment units, MGG’s ownership interest in MMP decreased from 27% to 25%;

•	In October 2004, MMP borrowed $300.0 million under a short-term acquisition facility and $50.0 million under its revolving credit facility to help finance this acquisition. MMP incurred debt issuance costs of $0.1 million associated with the $300.0 million short-term acquisition facility;

•	Also in October 2004, MMP issued and sold 5.2 million common units representing limited partner interests in MMP. The units were sold at a price of $27.25 for total proceeds of $141.7 million. Associated with this offering, MGG contributed $2.9 million to MMP to maintain Magellan GP, LLC’s 2% general partner interest. Of the proceeds received, $6.0 million was used to pay underwriting discounts and commissions. Legal, professional and other costs associated with the equity offering were approximately $0.3 million. MMP used the net proceeds of $138.3 million to repay a portion of the amounts borrowed under the short-term acquisition facility. The underwriters exercised their over-allotment option associated with the October 2004 offering and in November 2004, MMP issued and sold an additional 0.8 million MMP common units. Total proceeds from this sale were $21.3 million, of which MMP paid $0.9 million for underwriting discounts and commissions. MGG made an additional $0.4 million contribution to MMP to maintain Magellan GP, LLC’s 2% general partner interest. The net proceeds of $20.8 million from the over-allotment sale were used to replace cash MMP had used to pay for other investments. These equity issuances reduced MGG’s ownership interest in MMP from 25% to 23%; and

•	Also in October 2004, MMP issued $250.0 million of senior notes. The notes were issued for the discounted price of 99.9%, or $249.7 million. The net proceeds from this debt issuance, after underwriter discounts of $1.8 million and debt issuance fees of $0.3 million, were $247.6 million. MMP used these net proceeds to: (i) repay the remaining $161.7 million outstanding under the acquisition facility (the original $300.0 million borrowed less $138.3 million partial repayment from the October 2004 equity offering discussed above) plus accrued interest costs of $0.2 million, and (ii) repay the $50.0 million amount previously borrowed under the revolver plus accrued interest costs of $0.1 million. The remaining proceeds of $35.6 million from this debt offering were used to replenish cash that MMP had used earlier in this acquisition.

In January 2005, MGG sold 5,471,082 common units of MMP to the public. MGG received $151.7 million from the unit sale, after underwriting discounts and commissions of $7.7 million. MGG used $25.9 million of the funds to repay a portion of the borrowings under its term loan, and $125.8 million was distributed to its owners. On February 8, 2005, one day after MMP’s quarterly cash distribution record date, 2,839,846 of MMP’s subordinated units owned by MGG converted into MMP common units as provided in MMP’s partnership agreement. In February 2005, MGG sold 450,288 common units of MMP to the public and MGG received $12.4 million from this sale, after underwriting discounts and commissions of $0.6 million. MGG used $6.2 million of the funds to repay a portion of the borrowings under its term loan, and the remaining $6.2 million helped fund a $13.0 million distribution to its owners. Following these sales, MGG’s ownership interest in MMP, including its general partner interest, decreased from 23% to 14%.

In April 2005, MGG sold 5,679,696 subordinated units representing limited partner interests in MMP in a privately negotiated transaction. MGG received net proceeds of $163.2 million from this sale of which it used $81.6 million to repay a portion of its term loan, $0.1 million to pay accrued interest and $81.5 million was distributed to its owners. Following this sale, MGG’s ownership interest in MMP decreased from 14% to 6%.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

During May and June 2005, MGG sold its remaining 2,389,558 common units representing limited partner interests in MMP in privately negotiated transactions. MGG received $72.9 million of proceeds, after deducting underwriter commissions of $3.0 million and transaction costs of $0.1 million. MGG used $36.3 million of the proceeds to repay a portion of the December 2004 term loan, $0.2 million to pay accrued interest and $36.4 million to make a distribution to its owners. Following these transactions, MGG no longer owns any of MMP’s limited partner units and its ownership interest in MMP includes only its current 2% general partner interest and incentive distribution rights ownership through its ownership interest in Magellan GP, LLC.

In October 2005, MMP made a scheduled payment of $15.1 million on its Magellan Pipeline note (see Note 11—Debt for further discussion of this matter). Also, during the fourth quarter of 2005, MMP borrowed $13.0 million on its revolving credit facility for working capital purposes.

4. Acquisitions

The following acquisitions discussed below were accounted for as acquisitions of businesses. These acquisitions were accounted for under the purchase method and the assets acquired and liabilities assumed were recorded at their estimated fair market values as of their respective acquisition dates.

Petroleum Products Terminals. During September 2005, MMP acquired a petroleum products terminal near Wilmington, Delaware from privately-owned Delaware Terminal Company. This marine terminal has 1.8 million barrels of usable storage capacity. Management believes this facility is strategic to MMP’s efforts for growth and in providing expanded services for MMP’s customers’ needs in the Mid-Atlantic markets. The operating results of this facility have been included with MMP’s petroleum products terminals segment results beginning on September 1, 2005. The land on which the facility sits was purchased in a separate transaction from a local non-profit agency. The preliminary allocation of the purchase price was as follows (in thousands):

Purchase price:
Cash paid, including transaction costs	$55,263
Environmental liabilities assumed	250

Total purchase price	$55,513

Allocation of purchase price:
Property, plant and equipment	$51,231
Goodwill	2,782
Other intangibles	1,500

Total	$55,513

The recorded purchase price could change based on the completion of MMP’s evaluation and assessment of the assumed environmental liabilities. MMP expects that the total amount of goodwill recognized as part of this transaction will be deductible for tax purposes by its unitholders.

In January 2004, MMP acquired ownership in 14 petroleum products terminals located in the southeastern United States. The results of operations from this acquisition have been included with the petroleum products terminals segment results since its acquisition date. MMP paid $24.8 million for these facilities, incurred $0.6 million of closing costs and assumed $3.8 million of environmental liabilities. MMP previously owned a 79% interest in eight of these terminals and purchased the remaining ownership interest from Murphy Oil USA, Inc. In addition, the acquisition included sole ownership of six terminals that were previously jointly owned by Murphy Oil USA, Inc. and Colonial Pipeline Company. The allocation of the purchase price to assets acquired and liabilities assumed was as follows (in thousands):

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Purchase price:
Cash paid, including transaction costs	$25,441
Environmental liabilities assumed	3,815

Total purchase price	$29,256

Allocation of purchase price:
Property, plant and equipment	$29,256

The following acquisitions were accounted for as acquisitions of assets:

Pipeline Asset Acquisition. On October 1, 2004, MMP acquired more than 2,000 miles of petroleum products pipeline system assets from Shell Pipeline Company LP and Equilon Enterprises LLC doing business as Shell Oil Products US (collectively “Shell”) for approximately $488.9 million. In addition to the purchase price, MMP paid approximately $30.1 million for inventory related to a third-party supply agreement under which it received $14.0 million cash collateral, assumed approximately $57.6 million of existing liabilities and incurred approximately $3.3 million for transaction costs. During June 2004, MMP paid Shell $24.6 million as earnest money associated with the acquisition, which was applied against the purchase price at closing.

The assets MMP acquired from Shell have not been operated historically as a separate division or subsidiary. Shell operated these assets as part of its more extensive transportation and terminalling and crude oil and refined products operations. As a result, Shell did not maintain complete and separate financial statements for these assets as an independent business unit. MMP has made significant changes to the assets, including construction of additional connections between the acquired assets and MMP’s existing infrastructure, resulting in significant operating differences and revenues generated. Additionally, differences in MMP’s operating approach have resulted in obtaining different revenues and results of operations than those historically achieved by Shell. For these reasons, this acquisition constituted an acquisition of assets, and not of a business.

MMP integrated most of the assets acquired from Shell into the operations of its petroleum products pipeline system utilizing its existing accounting, financial reporting and measurement and control systems. In order to facilitate this integration, MMP entered into a transition services agreement with Shell which terminated at the end of February 2005. MMP also entered into transportation, terminalling and supply agreements with third parties, including Shell, for the refined petroleum products pipelines, terminals and system storage facilities that it acquired. MMP charges applicable tariffs and fees for transportation and terminalling services with respect to these assets in order to generate revenues and cash for distribution to its general partner and unitholders.

Assumed Liabilities. In conjunction with the acquisition, MMP agreed to assume from Shell a third-party supply agreement, the terms of which management believed to be significantly below-market rates and MMP recognized the $43.5 million fair value of the supply agreement as an increase in the recorded book value of the assets acquired with an offsetting liability.

In 2003, Shell entered into a consent decree with the United States Environmental Protection Agency (“EPA”) arising out of a June 1999 incident unrelated to the assets MMP acquired from Shell. In order to resolve Shell’s civil liability for the incident, Shell agreed to pay civil penalties and to comply with certain terms set out in the consent decree. These terms include requirements for testing and maintenance of a number of Shell’s pipelines, including certain of the pipelines MMP acquired, the creation of a damage prevention program, submission to independent monitoring and various reporting requirements. The consent decree imposes penalties for non-compliance for a period of at least five years from the date of the consent decree. Under MMP’s purchase agreement with Shell, MMP agreed, at its own expense, to complete any remaining remediation work required under the consent decree with respect to the acquired pipelines. MMP recognized a liability of approximately $8.6 million associated with this agreement. Shell has agreed to retain responsibility under the consent decree for the ongoing independent monitoring obligations.

As part of the acquisition, Shell agreed to retain liabilities and expenses related to active environmental remediation projects, other than those relating to the consent decree discussed above. In addition, Shell agreed to indemnify MMP for certain environmental liabilities arising from pre-closing conditions so long as MMP provides notice of those conditions no later than October 1, 2006. Shell’s indemnification obligation is subject to a $0.3 million per-claim deductible and a $30.0 million aggregate cap.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

MMP recorded approximately $2.1 million of environmental liabilities related to its estimates for remediation sites that Shell did not consider to be currently active. Also, upon closing of this acquisition, MMP was assessed a use tax liability of $1.1 million by the State of Oklahoma.

Allocation of Purchase Price. The purchase price allocation of the assets acquired and liabilities assumed from Shell is as follows (in millions):

Purchase price:
Cash paid for pipeline systems	$488.9
Cash paid for inventory	30.1
Capitalized portion of transaction costs	3.3
Liabilities assumed:
Fair value of third-party supply agreement	43.5
Consent decree	8.6
Property tax liability	2.3
Environmental	2.1
Use tax liability	1.1

Total liabilities assumed	57.6

Total purchase price	$579.9

Allocation of purchase price:
Property, plant and equipment	$548.3
Inventory	30.1
Prepaid assets	1.5

Total purchase price	$579.9

Financing. The transactions completed to finance the assets acquired from Shell are discussed in detail in Note 3—MMP Debt and Equity Transactions and MGG Sales of MMP Units.

Agreements with Shell. In connection with MMP’s acquisition of these refined petroleum products pipeline systems, MMP entered into three-year terminalling and transportation agreements and a five-year storage lease agreement with Shell for a combined minimum revenue commitment averaging approximately $28.1 million per year through September 30, 2007 and approximately $0.8 million per year thereafter through September 30, 2009. Management has concluded that these contracts reflected market prices in effect at the time.

Petroleum Products Pipeline Terminals. In the fourth quarter of 2005, MMP acquired two terminals that are connected to its 8,500-mile petroleum products pipeline system. The terminals include 0.4 million barrels of combined usable storage capacity and are located in Wichita, Kansas and Aledo, Texas. The terminals were acquired from privately-held companies for cash of approximately $10.9 million, all of which was recorded to property, plant and equipment. The operating results of these terminals have been included in MMP’s petroleum products pipeline system segment since their respective acquisition dates.

In conjunction with the acquisition of the Aledo, Texas terminal, MMP negotiated a partial settlement of its third-party supply agreement which MMP assumed as part of its pipeline system acquisition in October 2004. As a result, MMP recorded a reduction in the supply agreement liability of $7.6 million.

5. Inventory

Inventories at December 31, 2004 and 2005 were as follows (in thousands):

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31,
	2004	2005
Refined petroleum products	$28,694	$56,680
Natural gas liquids	12,682	19,282
Additives	1,632	1,805
Other	389	388

Total inventories	$43,397	$78,155

The significant increase in refined petroleum products inventories is primarily the impact of significantly higher petroleum prices at December 31, 2005 compared to December 31, 2004.

6. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	December 31,		Estimated Depreciable Lives
	2004	2005
Construction work-in-progress	$18,162	$28,657
Land and rights-of-way	51,621	55,308
Carrier property	1,445,159	1,498,540	24 – 50 years
Buildings	12,029	13,298	20 – 53 years
Storage tanks	265,706	302,133	20 – 40 years
Pipeline and station equipment	150,826	116,214	4 – 59 years
Processing equipment	165,404	221,823	3 – 53 years
Other	44,013	46,516	3 – 48 years

Total	$2,152,920	$2,282,489

Carrier property is defined as pipeline assets regulated by the FERC. Other includes capitalized interest of $19.2 million at both December 31, 2004 and 2005.

7. Equity Investments

Effective March 2, 2004, MMP acquired a 50% ownership in Osage Pipeline for $25.0 million. The remaining 50% interest is owned by NCRA. The 135-mile Osage pipeline transports crude oil from Cushing, Oklahoma to El Dorado, Kansas and has connections to the NCRA refinery in McPherson, Kansas and the Frontier refinery in El Dorado, Kansas. MMP’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income. Income from MMP’s equity investment in Osage is included with its petroleum products pipeline system segment results.

MMP uses the equity method of accounting for this investment. Summarized financial information for Osage Pipeline is presented below (in thousands):

	March 2, 2004 Through December 31, 2004	Year Ended December 31, 2005
Revenues	$9,814	$12,573
Net income	$4,310	$7,537

The condensed balance sheets for Osage Pipeline as of December 31, 2004 and September 30, 2005 are presented below (in thousands):

	December 31,
	2004	2005
Current assets	$3,278	$4,767
Noncurrent assets	$5,006	$4,535
Current liabilities	$351	$431
Members’ equity	$7,933	$8,871

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

A summary of MMP’s equity investment in Osage Pipeline is as follows (in thousands):

	March 2, 2004 Through December 31, 2004	Year Ended December 31, 2005
Initial investment / investment at beginning of period	$25,032	$25,084
Earnings in equity investment:
Proportionate share of earnings	2,155	3,768
Amortization of excess investment	(553)	(664)

Net earnings in equity investment	1,602	3,104
Cash distributions	(1,550)	(3,300)

Equity investment at end of period	$25,084	$24,888

On the date MMP acquired its interest in Osage Pipeline, MMP’s investment included an excess net investment amount of $21.7 million. Excess investment is the amount by which MMP’s initial investment exceeded its proportionate share of the book value of the net assets of the investment. The unamortized excess net investment amount at December 31, 2005 was $20.5 million.

8. Concentration of Credit Risk

MMP transports petroleum products for refiners and marketers in the petroleum industry. The major concentration of MMP’s petroleum products pipeline system’s revenues is derived from activities conducted in the central United States. Sales to MMP’s customers are generally unsecured, and the financial condition and creditworthiness of customers are periodically evaluated. MMP has the ability with many of its pipeline and terminals contracts to sell stored customer products to recover unpaid receivable balances, if necessary. MMP also requires additional security as it considers necessary. Issues impacting the petroleum refining and marketing and ammonia industries could impact MMP’s overall exposure to credit risk.

The employees assigned to conduct MMP’s operations were employees of MGG through December 24, 2005. On December 24, 2005, MGG transferred all of its employees to us. As of December 31, 2005, we employed approximately 1,029 employees. We consider our employee relations to be good.

At December 31, 2005, the labor force of 545 employees assigned to MMP’s petroleum products pipeline system was concentrated in the central United States. Approximately 40% of these employees were represented by the United Steel Workers Union and covered by collective bargaining agreements that extend through January 31, 2009. At December 31, 2005, the labor force of 227 employees assigned to MMP’s petroleum products terminals operation was primarily concentrated in the southeastern and Gulf Coast regions of the United States. At December 31, 2005, none of the terminal operations employees were represented by labor unions. However, on January 5, 2005 the Teamsters Union filed a petition with the National Labor Relations Board seeking recognition as the exclusive collective bargaining representative for 25 employees at MMP’s New Haven, Connecticut terminal. A recognition election was held on February 11, 2005, and the employees voted to not be represented by the Teamsters Union. MMP’s ammonia pipeline is operated by a third-party contractor and no employees are specifically assigned to those operations.

9. Employee Benefit Plans

On January 1, 2004, MGG assumed sponsorship of a union pension plan for certain hourly employees. Additionally, MGG began sponsorship of a pension plan for certain non-union employees, a post-retirement benefit plan for selected employees and a defined contribution plan effective January 1, 2004. The sponsorship of these plans was transferred from MGG to us on December 24, 2005. MMP is required to reimburse us for all costs we incurred relative to the obligations associated with the pension plans, post-retirement benefit plan and defined contribution plan for qualifying individuals assigned to MMP’s operations.

The annual measurement date for the plans is December 31. The following table presents the changes in benefit obligations and plan assets for pension benefits and other post-retirement benefits for the years ended December 31, 2004 and 2005. The table also presents a reconciliation of the funded status of these benefits to the amount recorded in the consolidated balance sheet at December 31, 2004 and 2005 (in thousands):

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

	Pension Benefits		Other Post-Retirement Benefits
	2004	2005	2004	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$26,294	$33,897	$18,266	$12,999
Service cost	3,647	4,215	324	530
Interest cost	1,707	1,866	682	994
Plan participants’ contributions	—	—	10	39
Actuarial loss	4,044	1,199	1,106	4,834
Other *	—	—	(7,357)	—
Benefits paid	(1,795)	(2,055)	(32)	(116)

Benefit obligation at end of year	$33,897	$39,122	12,999	19,280

Change in plan assets:
Fair value of plan assets at beginning of year	19,453	22,146	—	—
Employer contributions	3,056	4,813	22	77
Plan participants’ contributions	—	—	10	39
Actual return on plan assets	1,432	561	—	—
Benefits paid	(1,795)	(2,055)	(32)	(116)

Fair value of plan assets at end of year	22,146	25,465	—	—

Funded status	(11,751)	(13,657)	(12,999)	(19,280)
Unrecognized net actuarial loss	4,249	6,780	1,106	5,366
Unrecognized prior service cost	2,798	2,491	783	628

Accrued benefit cost	$(4,704)	$(4,386)	$(11,110)	$(13,286)

Amounts recognized in the statement of financial position:
Accrued benefit cost	(4,704)	(4,729)	(11,110)	(13,286)
Accumulated other comprehensive income	—	343	—	—

Net amount recognized	$(4,704)	$(4,386)	$(11,110)	$(13,286)

Accumulated benefit obligation	$23,441	$28,629	N/A	N/A

*	The post-retirement medical plan pays eligible claims secondary to Medicare. As a result of the Prescription Drug Act of 2003, prescription claims cost decreased which resulted in a decrease in the post-retirement benefit obligation described as “Other” in the table above.

The amounts included in the pension benefits in the above table combine the union pension plan with the non-union pension plan. At December 31, 2004, the union pension plan had an accumulated benefit obligation of $21.9 million, which exceeded the fair value of plan assets of $20.2 million. At December 31, 2005 the accumulated benefit obligations of both plans exceeded the fair value of their respective plan assets.

The weighted-average assumptions utilized to determine benefit obligations as of December 31, 2004 and 2005 are as follows:

	Pension Benefits		Other Post-Retirement Benefits
	2004	2005	2004	2005
Discount rate	5.75%	5.50%	5.75%	5.50%
Rate of compensation increase	5.00%	5.00%	N/A	N/A

The non-pension post-retirement benefit plans provide for retiree contributions and contain other cost-sharing features such as deductibles and coinsurance. The accounting for these plans anticipates future cost sharing that is consistent with management’s expressed intent to increase the retiree contribution rate generally in line with health care cost increases.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

The annual assumed rate of increase in the health care cost trend rate for 2006 is 10.3% and systematically decreases to 5% by 2014. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% change in assumed health care cost trend rates would have the following effect (in thousands):

	Point Increase	Point Decrease
Change in post-retirement benefit obligation	$2,845	$2,655

The expected long-term rate of return on plan assets was determined by combining a review of historical returns of portfolios with assets similar to the current portfolios of the union and non-union pension plans, projected returns and target weightings of each asset classification. Our investment objectives for the assets within the pension plans are to obtain a balance between long-term growth of capital and generation of income to meet withdrawal requirements, while avoiding excessive risk. Defined diversification goals are set in order to reduce the risk of wide swings in the market value from year-to-year, or of incurring large losses that may result from concentrated positions. Our tolerance for risk is analyzed based on the impact on the predictability of contribution requirements, probability of under funding, risk-adjusted returns and investment return volatility. Funds are invested through the use of multiple investment managers. Our target allocation percentages and the actual weighted-average asset allocation at December 31, 2005 are as follows:

	Actual	Target
Equity securities	65%	65%
Debt securities	31%	34%
Other	4%	1%

Benefits expected to be paid through December 31, 2015 are as follows (in thousands):

	Pension Benefits	Other Post-Retirement Benefits
2006	$829	$109
2007	873	244
2008	937	404
2009	966	589
2010	1,115	785
2011 through 2015	7,269	6,349

Contributions estimated to be paid in 2006 are $5.6 million and $0.1 million for the pension and other post-retirement benefit plans, respectively.

10. Related Party Transactions

In June 2003, MGG entered into a services agreement with MMP pursuant to which MGG agreed to provide the employees necessary to conduct MMP’s operations. MMP reimbursed MGG for all payroll and benefit costs MGG incurred until December 24, 2005. On December 24, 2005, all of MGG’s employees were transferred to us, the services agreement with MMP was terminated and a new services agreement between MMP and us was executed, whereby we agreed to provide all of the employees necessary to conduct MMP’s operations. Consequently, MMP now reimburses us for those costs. Additionally, in June 2003, MGG entered into an agreement with MMP and Magellan GP, LLC whereby MGG agreed to reimburse MMP for G&A expenses (excluding equity-based compensation) in excess of a G&A cap as defined in the omnibus agreement. The amount of G&A costs that MGG was required to reimburse to MMP was $6.4 million and $3.3 million in 2004 and 2005, respectively. MMP settles its affiliate payroll and payroll-related expenses and post-retirement benefit costs with us on a monthly basis. MMP settles its long-term pension liabilities through annual contributions to our pension funds.

In March 2004, MMP acquired a 50% ownership interest in Osage Pipeline. MMP operates the Osage pipeline and receives a fee for these services. During 2004 and 2005, MMP received operating fees from Osage Pipeline of $0.5 million and $0.7 million, respectively, which it reported as affiliate management fee revenues. In 2004 MMP also received $0.3 million from Osage Pipeline for fees to transition accounting, billing and other administrative functions. MMP recorded these fees as other income, which is netted into operating expenses in MMP’s results of operations.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Both we and MGG are partially owned by an affiliate of the Carlyle/Riverstone Global Energy and Power Fund II, L.P. (“CRF”). Two members of both our eight-member board of directors and Magellan GP, LLC’s eight-member board of directors are nominees of CRF. On January 25, 2005, CRF, through affiliates, acquired an interest in the general partner of SemGroup, L.P. (“SemGroup”) and limited partner interests in SemGroup. CRF’s total combined general and limited partner interest in SemGroup is approximately 30%. One of the members of SemGroup’s general partner’s seven-member board of directors is a nominee of CRF with three votes on such board. MMP, through its subsidiaries and affiliates, is a party to a number of transactions with SemGroup and its affiliates. These transactions include leasing storage tanks to and from SemGroup, buying and selling petroleum products from and to SemGroup and transporting petroleum products for SemGroup.

A summary of the transactions MMP had with SemGroup and its affiliates during 2005 is provided in the following table (in millions):

Year Ended December 31, 2005
Sales of petroleum products	$144.8
Purchases of petroleum products	90.0
Terminalling and other services revenues	5.9
Storage tank lease revenues	2.8
Storage tank lease expense	1.0

In addition to the above, MMP provides common carrier transportation services to SemGroup. As of December 31, 2005, MMP had recognized a receivable of $6.2 million from and a payable of $6.1 million to SemGroup and its affiliates. The receivable is included with the trade accounts receivable amounts and the payable is included with the accounts payable amounts on our consolidated balance sheets.

CRF also has an ownership interest in the general partner of Buckeye Partners, L.P. (“Buckeye”). During 2005, MMP’s operating expenses included $0.3 million of costs it incurred with Norco Pipe Line Company, LLC, which is a subsidiary of Buckeye.

Magellan GP, LLC’s board of directors and our board of directors have adopted a Board of Directors Conflict of Interest Policy and Procedures. In compliance with this policy, CRF has adopted procedures internally to assure that MMP’s and our proprietary and confidential information is protected from disclosure to SemGroup and Buckeye. As part of these procedures, none of the nominees of CRF will serve on our board of directors or Magellan GP, LLC’s board of directors and on SemGroup’s or Buckeye’s general partners’ boards of directors at the same time.

Because MMP’s distributions have exceeded target levels as specified in its partnership agreement, Magellan GP, LLC receives increasing percentages of MMP’s total distributions. Distributions to Magellan GP, LLC above the highest target level are at 50%. Because MGG owns Magellan GP, LLC, it benefits from these distributions. Through ownership of MGG’s Class B common units, which, at December 31, 2005, was 6% of MGG’s total ownership, certain executive officers of Magellan GP, LLC also indirectly benefit from these distributions. In 2004 and 2005, distributions paid to Magellan GP, LLC totaled $16.7 million and $30.1 million, respectively. In addition, during 2004 and 2005, MGG received distributions totaling $28.7 million and $5.0 million, respectively, related to its ownership of MMP common and subordinated units. Assuming MMP has sufficient available cash to continue to pay distributions on all of its outstanding units for four quarters at its current quarterly distribution level of $0.5525 per unit, Magellan GP, LLC would receive distributions of approximately $51.4 million in 2006 on its combined 2% general partner interest and incentive distribution rights.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

11. Debt

Consolidated debt at December 31, 2004 and 2005 was as follows (in thousands):

	December 31,
	2004	2005
Magellan Holdings term loan:
Current portion	$28,130	$—
Long-term portion	221,870	—

Total Magellan Holdings term loan	250,000	—
MMP Debt:
6.45% Notes due 2014	250,292	249,546
5.65% Notes due 2016	249,702	250,019
Revolving credit facility	—	13,000
Magellan Pipeline notes:
Current portion	15,100	14,345
Long-term portion	297,376	274,629

Total Magellan Pipeline notes	312,476	288,974

Total MMP debt	812,470	801,539

Total debt	$1,062,470	$801,539

MMP had $799.9 million of debt outstanding as of December 31, 2005, excluding discounts incurred on debt issuances, market value adjustments to long-term debt associated with qualifying hedges and the unamortized step-up in basis of MMP’s debt, with maturities as follows: $14.3 million—2006; $272.6 million—2007; $0—2008; $13.0 million—2009; and $500.0 million thereafter.

Magellan Holdings Term Loan. In December 2004, MGG entered into a credit agreement with a group of financial institutions that provided for a $250.0 million term loan. Proceeds from the loan were used to repay the $97.4 million outstanding balance of MGG’s previous term loan, to pay related fees and expenses and make a distribution to MGG’s owners. Total debt placement fees incurred with this loan were $3.5 million. The balance of this loan outstanding at June 2005 was repaid with the proceeds of MGG’s June 2005 term loan discussed below.

In June 2005, MGG entered into a credit agreement with a group of financial institutions that provided for a $275.0 million term loan. Proceeds from the loan were used to repay the $95.3 million outstanding balance of MGG’s December 2004 term loan, to fund a $24.2 million defeasance account, to pay related fees and expenses and make a $151.0 million distribution to MGG’s owners. Total debt placement fees incurred with this loan were $3.1 million. This loan was repaid during the fourth quarter of 2005 with funds from a capital contribution by MGG’s owners.

6.45% Notes due 2014. On May 25, 2004, MMP sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million, and the discount is being accreted over the life of the notes. Including the impact of the amortization of the realized gains on the interest hedges associated with these notes (see Note 12–Derivative Financial Instruments), the effective interest rate of these notes at December 31, 2005 was 6.3%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning December 1, 2004.

5.65% Notes due 2016. On October 7, 2004, MMP issued $250.0 million of senior notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7 million, and the discount is being accreted over the life of the notes. Including the impact of hedges associated with these notes (see Note 12–Derivative Financial Instruments), the effective interest rate of these notes at December 31, 2005 was 5.6%. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005.

The indenture under which the 6.45% and 5.65% notes discussed above were issued does not limit MMP’s ability to incur additional unsecured debt. The indenture contains covenants limiting, among other things, MMP’s ability to incur indebtedness secured by certain liens, engage in certain sale-leaseback transactions, and consolidate, merge or dispose of all or substantially all of its assets. MMP is in compliance with these covenants.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

May 2004 Revolving Credit Facility. In connection with MMP’s May 2004 refinancing, MMP entered into a five-year $125.0 million revolving credit facility with a syndicate of banks. In September 2004, MMP increased the facility to $175.0 million. Borrowings under this revolving credit facility are unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5% based on MMP’s credit ratings. As of December 31, 2005, $13.0 million was outstanding under this facility and $1.1 million of the facility was obligated for letters of credit. Amounts obligated for letters of credit are not reflected as debt on our consolidated balance sheets. The weighted-average rate on the revolver at December 31, 2005 was 5.1%. Interest is also assessed on the unused portion of the credit facility at a rate from 0.15% to 0.35% depending on MMP’s credit rating.

The revolving credit facility requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.50 to 1.00; and (ii) consolidated EBITDA to interest expense of at least 2.50 to 1.00. In addition, the revolving credit facility contains covenants that limit MMP’s ability to, among other things, incur additional indebtedness or modify its other debt instruments, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, engage in sale and leaseback transactions, merge, consolidate, liquidate or dissolve, sell or lease all or substantially all of its assets and change the nature of its business. MMP is in compliance with these covenants.

Magellan Pipeline Notes. During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $480.0 million of fixed rate Senior Secured Notes. These notes were secured with MMP’s membership interest in and assets of Magellan Pipeline until MMP’s refinancing plan was executed in May 2004 (see Note 3–MMP Debt and Equity Transactions and MGG Sales of MMP Units). As part of that refinancing, the $178.0 million outstanding balance of the floating rate Series A Senior Secured Notes was repaid. In addition, the fixed rate Series B noteholders released the collateral which secured those notes except for cash deposited in an escrow account in anticipation of semi-annual interest payments on the Magellan Pipeline notes. The maturity date of the Series B senior notes is October 7, 2007; however, on October 7, 2005, MMP repaid 5.0%, or $15.1 million, of the principal outstanding, and, on October 7, 2006, MMP will be required to repay 5.0% of the principal amount outstanding on that date. The outstanding principal amount of the Series B senior notes at December 31, 2004 and 2005 was $302.0 million and $286.9 million, respectively; however, the outstanding principal amount of the notes at December 31, 2004 was increased by $2.7 million and decreased at December 31, 2005 by $2.5 million for the change in the fair value of the associated hedge (see Note 12–Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes is the unamortized step-up in value of $7.8 million at December 31, 2004 and $4.6 million at December 31, 2005. The notes were stepped-up to fair value for MGG’s ownership interest when it acquired interests in MMP from Williams in June 2003. The interest rate of the Series B senior notes is fixed at 7.7%. However, including the impact of the associated fair value hedge, which effectively swaps $250.0 million of the fixed-rate Series B senior notes to floating-rate debt (see Note 12–Derivative Financial Instruments) and the effect of the amortization of the fair value adjustment on long-term debt, the weighted-average interest rate for the Series B senior notes was 8.1% as of December 31, 2005.

Deposits for interest due the lenders are made to a cash escrow account and were reflected as restricted cash on our consolidated balance sheets of $5.8 million and $5.5 million at December 31, 2004 and 2005, respectively.

The note purchase agreement, as amended in connection with MMP’s May 2004 refinancing, requires Magellan Pipeline to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 3.5 to 1.0, and (ii) consolidated EBITDA to interest expense of at least 3.3 to 1.0. It also requires MMP to maintain specified ratios of: (i) consolidated debt to EBITDA of no greater than 4.5 to 1.0, and (ii) consolidated EBITDA to interest expense of at least 2.5 to 1.0. In addition, the note purchase agreement contains additional covenants that limit Magellan Pipeline’s ability to incur additional indebtedness, encumber its assets, make debt or equity investments, make loans or advances, engage in certain transactions with affiliates, merge, consolidate, liquidate or dissolve, sell or lease a material portion of its assets, engage in sale and leaseback transactions and change the nature of its business. MMP and Magellan Pipeline are in compliance with these covenants.

12. Derivative Financial Instruments

MMP and MGG use interest rate derivatives to help manage interest rate risk as described below.

During October 2002, MMP entered into and unwound an interest rate hedge, realizing a loss of $1.0 million. This loss is being amortized over the 5-year life of the Magellan Pipeline notes.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

In February 2004, MMP entered into three separate interest rate swap agreements to hedge its exposure to changes in interest rates for a portion of the debt it anticipated refinancing related to Magellan Pipeline’s senior notes. The notional amounts of the swaps totaled $150.0 million. The 10-year period of the swap agreements was the assumed tenure of the replacement debt starting in October 2007. The average fixed rate on the swap agreements was 5.9%.

In April 2004, MMP entered into three agreements for treasury lock transactions to hedge its exposure against interest rate increases for a portion of the $250.0 million of 10-year notes it issued in connection with its May 2004 refinancing plan. The notional amount of the agreements totaled $150.0 million and extended from 2004 to 2014 at a weighted average interest rate of 4.4%.

During May 2004, MMP unwound the February 2004 interest rate swap agreements described above and realized a gain of $3.2 million. MMP also unwound the April 2004 treasury lock transactions described above in May 2004 and realized a gain of $2.9 million. Because the interest rate swap hedges were considered to be effective, all of the realized gain associated with the interest rate swaps was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004. Because the combined notional amounts of the interest rate swap agreements and the treasury locks exceeded the total amount of debt issued, a portion of the treasury lock hedge was ineffective. As such, the portion of the realized gain associated with the ineffective portion of the treasury lock hedge, or $1.0 million, was recorded as a gain on derivative during May 2004. The remainder of the $1.9 million gain realized on the treasury lock hedge was recorded to other comprehensive income and is being amortized over the 10-year life of the notes issued during May 2004.

During May 2004, MMP entered into four separate interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline Series B senior notes. MMP has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, MMP receives 7.7% (the weighted-average interest rate of the Magellan Pipeline Series B senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of MMP’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25, 2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline Series B senior notes. Payments settle in April and October each year with the LIBOR set in arrears. During each settlement period MMP will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to MMP’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to MMP’s interest expense associated with this hedge of $2.5 million. The fair value of the instruments associated with this hedge at December 31, 2004 and December 31, 2005 was $2.7 million and $(2.5) million, respectively, and was recorded to other noncurrent assets and long-term debt.

In July 2004, MMP entered into two agreements for forward starting swaps to hedge its exposure to changes in interest rates for a portion of the $250.0 million of senior notes it anticipated issuing during October 2004 as partial financing for the pipeline assets it acquired in October 2004. The notional amounts of the agreements totaled $150.0 million. On October 7, 2004, the date MMP issued $250.0 million of debt due 2016, MMP unwound these hedges and realized a loss of $6.3 million. Because the hedges were considered to be effective, all of the realized loss associated with the hedges was recorded to other comprehensive income and is being amortized over the 12-year life of the notes issued in October 2004.

In October 2004, MMP entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of MMP’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. Under terms of this agreement, MMP receives the 5.65% fixed rate of the notes and pays LIBOR plus 0.6%. The agreement began on October 7, 2004 and terminates on October 15, 2016, which is the maturity date of the senior notes due 2016. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period MMP will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and MMP’s estimate of LIBOR will result in an adjustment to MMP’s interest expense. A 0.25% change in LIBOR would result in an annual adjustment to MMP’s interest expense of $0.3 million associated with this hedge. The fair value of this hedge at December 31, 2004 and December 31, 2005 was $0.8 million and $0.3 million, respectively, which was recorded to other noncurrent assets and long-term debt.

In July 2005, MGG entered into three interest rate swap agreements and the notional amounts of these agreements total $140.0 million. Under these agreements, MGG received the variable-rate of the Magellan Holdings term loan and paid a weighted-average fixed rate of 6.4%. The agreements began on December 30, 2005 and expire on June 30, 2007, with settlements every March 30, June 30 and September 30. These agreements were unwound during December 2005 when MGG paid off the Magellan Holdings term loan and MGG recognized a gain of $1.0 million which it reflected in other income on its consolidated statement of income.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

13. Leases

Leases—Lessee. MGG and MMP lease land, office buildings, tanks and terminal equipment at various locations to conduct their business operations. Several of the agreements provide for negotiated renewal options and cancellation penalties, some of which include the requirement to remove MMP’s pipeline from the property for non-performance. Future minimum annual rentals under non-cancelable operating leases as of December 31, 2005, were as follows (in thousands):

2006	$2,776
2007	2,708
2008	2,059
2009	1,448
2010	1,443
Thereafter	10,554

Total	$20,988

Leases—Lessor. MMP has entered into capacity and storage leases with remaining terms from one to 11 years that are accounted for as operating-type leases. All of the agreements provide for negotiated extensions. Future minimum lease payments receivable under operating-type leasing arrangements as of December 31, 2005, are as follows (in thousands):

2006	$39,175
2007	28,580
2008	22,002
2009	15,904
2010	9,697
Thereafter	16,645

Total	$132,003

On December 31, 2001, MMP purchased an 8.5-mile, 8-inch natural gas liquids pipeline in northeastern Illinois from Aux Sable Liquid Products L.P. (“Aux Sable”) for $8.9 million. MMP then entered into a long-term lease arrangement under which Aux Sable is the sole lessee of these assets. MMP has accounted for this transaction as a direct financing lease. The lease expires in December 2016 and has a purchase option after the first year. Aux Sable has the right to re-acquire the pipeline at the end of the lease for a de minimis amount.

Future minimum lease payments receivable under this direct-financing-type leasing arrangement as of December 31, 2005, were $1.3 million in 2006, $1.3 million in 2007, $1.3 million in 2008, $1.3 million in 2009, $1.3 million in 2010 and $7.5 million cumulatively for all periods after 2010. The net investment under direct financing leasing arrangements as of December 31, 2004 and 2005 were as follows (in thousands):

	December 31,
	2004	2005
Total minimum lease payments receivable	$15,351	$13,965
Less: Unearned income	6,887	5,937

Recorded net investment in direct financing leases	$8,464	$8,028

The net investment in direct financing leases was classified in the consolidated balance sheets as follows (in thousands):

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31,
	2004	2005
Classification of direct financing leases:
Current accounts receivable	$423	$358
Noncurrent accounts receivable	8,041	7,670

Total	$8,464	$8,028

14. Long-Term Incentive Plan

In December 2005, our board of directors approved a long-term incentive plan for directors and employees who perform services for MGG and us. The long-term incentive plan primarily consists of two components: phantom units and unit options. To date, there have been no unit options granted. The long-term incentive plan permits the grant of awards covering an aggregate of 150,000 of MGG’s common units. Our compensation committee administers the long term incentive plan.

MMP’s general partner has adopted a long-term incentive plan for employees who perform services for MMP and directors of MMP’s general partner. The long-term incentive plan primarily consists of two components: phantom units and unit options. To date, there have been no unit options granted. The long-term incentive plan permits the grant of awards covering an aggregate of 1.4 million common units. The compensation committee of MMP’s general partner’s board of directors administers the long-term incentive plan.

In February 2003, grants of 105,650 MMP limited partner units pursuant to the long-term incentive plan were made. These units vested on December 31, 2005. Because MMP exceeded specified performance metrics, the actual number of MMP limited partner units awarded with this grant totaled 180,602 units, which were valued at $5.8 million on December 31, 2005.

In June 2003, following MGG’s acquisition of interest in Magellan GP, LLC and MMP, Magellan GP, LLC’s board of directors made the following grants to certain employees who became dedicated to providing services to MMP:

•	In October 2003, grants of 21,280 MMP limited partner units were made. Of these awards, 9,700 units vested on December 31, 2003, 940 units vested on July 31, 2004, 9,700 units vested on December 31, 2004 and the remaining 940 units vested on July 31, 2005.

•	In January 2004, grants of 21,712 MMP limited partner units were made. Of these awards, 10,866 units vested on July 31, 2004 and 10,846 units vested on July 31, 2005.

In February 2004, grants of 159,025 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant are based on the attainment of short-term and long-term performance metrics. The number of MMP limited partner units that could ultimately be issued under this award range from zero units up to a total of 318,050 units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP limited partner units to be paid out by as much as 40%. The unit awards will vest at the end of 2006. These unit awards are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except under circumstances where there is a change in control of Magellan GP, LLC. During 2004 management increased its estimate of the number of MMP limited partner units that will be awarded under this grant to 289,626 and during 2005 further increased its estimate to 307,721 based on the attainment of the short-term performance metrics and the probability of attaining higher than standard on the long-term performance metrics. The value of the 307,721 MMP limited partner unit awards being accrued for on December 31, 2005 was $9.9 million.

In February 2005, grants of 160,640 MMP limited partner units pursuant to the long-term incentive plan were made. The actual number of MMP limited partner units that will be awarded under this grant are based on the attainment of long-term performance metrics. The number of MMP limited partner units that could ultimately be issued under this award ranges from zero units up to a total of 321,280 MMP limited partner units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP limited partner units to be paid out by as much as 20%. The unit awards will vest at the end of 2007. Unit awards associated with employees who terminate their employment due to death, disability or retirement will be prorated for the period during the vesting period prior to the employee’s termination. These awards do not have an early vesting feature except in circumstances when there is a change in control of Magellan GP, LLC. During 2005 MMP increased its estimate of the number of MMP limited partner units that will be awarded under this grant to 287,532 based on the probability of attaining higher than standard on the long-term performance metrics. The value of the 287,532 MMP limited partner unit awards on December 31, 2005 was $9.3 million.

To facilitate the distribution of common units to participants in MMP’s long-term incentive plan, MMP’s general partner made purchases of MMP equity securities during 2004 and 2005 as follows:

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Date Units Acquired	Total Number of Units Purchased	Average Price Paid Per Unit
08/03/04	7,540	27.00
01/03/05	6,228	28.27
08/01/05	7,557	34.93

Total (a)	21,325

(a)	The MMP units purchased to settle awards do not include amounts withheld for income tax withholdings. Additionally, certain awards which vested during 2004 and 2005 were settled with cash.

15. Commitments and Contingencies

Environmental Indemnification Settlement. Prior to May 27, 2004, Williams had agreed to indemnify MMP against certain environmental losses, among other things, associated with assets that Williams contributed to MMP at the time of MMP’s initial public offering or which MMP subsequently acquired from Williams. In May 2004, MGG, MMP and MMP’s general partner entered into an agreement with Williams under which Williams agreed to pay MMP $117.5 million to release Williams from these indemnifications. MMP received $35.0 million and $27.5 million from Williams on July 1, 2004 and 2005, respectively, and expects to receive installment payments from Williams of $20.0 million and $35.0 million on July 1, 2006 and 2007, respectively.

While this settlement agreement releases Williams from its environmental and certain indemnifications, other indemnifications remain in effect. These remaining indemnifications cover:

•	Issues involving employee benefits matters;

•	Issues involving rights-of-way, easements and real property, including asset titles; and

•	Unlimited losses and damages related to tax liabilities.

In conjunction with this transaction:

•	We recorded $61.8 million as a receivable from Williams with an offsetting reduction of our June 2003 purchase price of MMP. The $61.8 million amount represented the difference between the discounted value of the future cash proceeds to be received from Williams ($106.9 million) less the amount of previously recognized environmental receivables from Williams ($45.1 million); and

•	The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments is $10.6 million. We are recognizing this $10.6 million as interest income and an increase to our receivable with Williams over the period from May 25, 2004 to the final payment date of July 1, 2007.

Environmental Liabilities. Estimated liabilities for environmental costs were $59.9 million and $57.3 million at December 31, 2004 and 2005, respectively. These estimates are provided on an undiscounted basis and have been classified as current or non-current based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years. Our environmental liabilities include accruals associated with the EPA Issue and the Kansas City, Kansas Release, which are discussed as follows:

As of December 31, 2004 and 2005, known liabilities that would have been covered by the indemnity agreements discussed above were $40.8 million and $43.1 million, respectively. Through December 31, 2005, MMP has spent $17.4 million of the $117.5 million indemnification settlement amount for indemnified matters, including $6.6 million of capital costs. The cash MMP has received from the indemnity settlement is not reserved and has been used by MMP for its various other cash needs, including expansion capital spending.

MAGELLAN MIDSTREAM HOLDINGS GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

EPA Issue. In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to Williams based on a preliminary determination that Williams may have systematic problems with petroleum discharges from pipeline operations. That inquiry primarily focused on Magellan Pipeline, which MMP subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, MMP received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those releases may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, MMP may incur additional costs associated with these releases if the EPA were to successfully seek and obtain injunctive relief. MMP has responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. This matter was included in the indemnification settlement with Williams (see Environmental Indemnification Settlement discussion above). MMP has accrued an amount for this matter based on its best estimates that is less than $22.0 million. Due to the uncertainties described above, it is reasonably possible that the amounts MMP has recorded for this environmental liability could change in the near term. Management is unable to determine with any accuracy what those amounts could be and they could be material to our results of operations and cash flows.

Kansas City, Kansas Release. During the second quarter of 2005, MMP experienced a line break and release of approximately 2,900 barrels of product on its petroleum products pipeline near its Kansas City, Kansas terminal. As of December 31, 2005, MMP’s estimate of costs associated with this release was approximately $2.7 million. MMP has spent $1.7 million on remediation associated with this release and has $1.0 million of environmental liabilities recorded at December 31, 2005. MMP has not been assessed a penalty by the EPA, or any other regulatory agency, relative to this release and management is unable to estimate with any certainty what penalties, if any, might be assessed. Therefore, MMP’s environmental accrual for this matter, as of December 31, 2005, includes no amounts for penalties. If penalties are assessed, the recognition of such obligations, which could occur in the near term, could be material to our results of operations and cash flows.

MGG Indemnification Obligation. As part of its negotiations with Williams for the June 2003 acquisition of Williams’ interest in MMP, MGG assumed Williams’ obligations for $21.9 million of known MMP environmental liabilities. To the extent the environmental and other Williams indemnity claims against MGG are less than $21.9 million, MGG will pay to Williams the remaining difference between $21.9 million and the indemnity claims paid by MGG. Recorded liabilities associated with this indemnification were $10.4 million and $5.5 million at December 31, 2004 and December 31, 2005, respectively.

Other. MMP is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our future financial position, results of operations or cash flows.

16. Fair Value of Financial Instruments

We used the following methods and assumptions in estimating our fair value disclosure for financial instruments:

Cash and cash equivalents and restricted cash: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity or variable rates of these instruments.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Marketable securities: The carrying amounts reported in the balance sheet approximate fair value due to the variable rates of these instruments.

Long-term receivables: Generally, fair value is determined by discounting estimated future cash flows by the rates inherent in the long-term instruments plus/minus the change in the risk-free rate since inception of the instrument.

Debt: The fair value of traded notes was based on the prices of those notes at December 31, 2004 and 2005. The fair value of MMP’s fixed-rate debt at December 31, 2004 and 2005 was determined by discounting estimated future cash flows using MMP’s incremental borrowing rate. The fair value of MMP’s private placement debt at December 31, 2004 and 2005 was determined by discounting estimated future cash flows using MMP’s incremental borrowing rate. The carrying amount of MMP’s floating-rate borrowings at December 31, 2005 approximates fair value due to the variable rates of those instruments.

Interest rate swaps: Fair value is determined based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been settled at year-end.

The following table reflects the carrying amounts and fair values of our consolidated financial instruments as of December 31, 2004 and 2005 (in thousands):

	December 31, 2004		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$31,568	$31,568	$37,078	$37,078
Restricted cash	5,847	5,847	5,537	5,537
Marketable securities	108,052	108,052	—	—
Long-term receivables	56,063	56,321	39,516	38,469
Debt	1,059,011	1,095,248	803,722	815,400
Interest rate swaps	3,459	3,459	(2,183)	(2,183)

17. Distributions

Distributions paid by MMP, including amounts paid to its general partner and affiliate owners, during 2004 and 2005 were as follows (in thousands, except per unit amounts):

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner(a)	Total Cash Distribution
02/13/04	$0.4150	$18,020	$4,714	$3,066	$25,800
05/14/04	0.4250	19,661	3,621	3,613	26,895
08/13/04	0.4350	20,994	3,706	4,313	29,013
11/12/04	0.4450	25,739	3,791	5,705	35,235

Total	$1.7200	$84,414	$15,832	$16,697	$116,943

02/14/05	$0.4563	$26,390	$3,887	$5,201	$35,478
05/13/05	0.4800	29,127	2,726	6,778	38,631
08/12/05	0.4975	30,189	2,825	7,939	40,953
11/14/05	0.5312	32,236	3,018	10,178	45,432

Total	$1.9650	$117,942	$12,456	$30,096	$160,494

02/14/06	$0.5525	$33,526	$3,138	$12,839	$49,503

(a)	Includes amounts paid to Magellan GP, LLC for its incentive distribution rights.

Distributions paid by MMP to MGG and MMP’s general partner during 2004 and 2005 were as follows (in thousands except per unit amounts):

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Date Cash Distribution Paid	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner(a)	Total Cash Distribution
02/13/04	$0.4150	$3,267	$4,714	$3,066	$11,047
05/14/04	0.4250	4,552	3,621	3,613	11,786
08/13/04	0.4350	2,615	3,706	4,313	10,634
11/12/04	0.4450	2,435	3,791	5,705	11,931

Total	$1.7200	$12,869	$15,832	$16,697	$45,398

02/14/05	$0.4563	$—	$3,887	$5,201	$9,088
05/14/05	0.4800	1,147	—	6,778	7,925
08/13/05	0.4975	—	—	7,939	7,939
11/14/05	0.5312	—	—	10,178	10,178

Total	$1.9650	$1,147	$3,887	$30,096	$35,130

02/14/06	$0.5525	$—	$—	$12,839	$12,839

(a)	Includes amounts paid to Magellan GP, LLC for its incentive distribution rights.

On February 14, 2006, MMP paid cash distributions of $0.5525 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on January 30, 2006. The total distribution, including distributions paid to MMP’s general partner, was $49.5 million. In February 2006, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced the incentive distributions paid to MMP’s general partner by $1.3 million for 2004, $5.0 million for 2005 and $3.0 million for 2006. In return, MGG made a capital contribution to MMP on February 9, 2006 equal to the present value of the remaining reductions in incentive distributions, or $4.2 million.

Distributions that MGG has made to its affiliate owners during 2004 and 2005 were as follows (in thousands):

Date Distribution Paid	Amount
2004
January	$16,158
March	3,000
May	66,000
June	8,000
August	10,000
December	147,842

Total	$251,000

2005
January	$125,795
February	13,000
April	81,500
May	32,000
June	162,000
November	7,000
December	34,621

Total	$455,916

Total distributions paid to outside and affiliate owners during 2004 and 2005 are determined as follows (in thousands):

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

	Year Ended December 31,
	2004	2005
Cash distributions paid by MMP	$116,943	$160,494
Less: distributions paid by MMP to its affiliates	(45,398)	(35,130)

Distributions paid by MMP to outside owners	71,545	125,364
Distributions MGG paid to its affiliate owners	251,000	455,916

Total distributions paid to outside and affiliate owners	$322,545	$581,280

18. Owner’s Equity (Deficit)

MMP Capital. The following table details the changes in the number of MMP units outstanding and their ownership by affiliates and non-affiliates (the public) from January 1, 2004 through December 31, 2005. See Note 3 – MMP Debt and Equity Transactions and MGG Sales of MMP Units for further details.

	Common		Subordinated
	Public	Affiliates	Public	Affiliates	Total
Units outstanding as of January 1, 2004	34,200,000	9,221,236	—	11,359,388	54,780,624
01/04—Sale of units by affiliate	1,350,000	(1,350,000)	—	—	—
02/04—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—
05/04—MMP equity offering	6,000,000	(4,000,000)	—	—	2,000,000
06/04—Sale of units by affiliate	700,000	(700,000)	—	—	—
08/04—MMP equity offering	4,140,000	(540,000)	—	—	3,600,000
10/04—MMP equity offering	5,200,000	—	—	—	5,200,000
11/04—MMP equity offering	780,000	—	—	—	780,000

Units outstanding as of December 31, 2004	52,370,000	5,471,082		8,519,542	66,360,624
01/05—Sale of units by affiliate	5,471,082	(5,471,082)	—	—	—
02/05—Conversion of subordinated units to common units	—	2,839,846	—	(2,839,846)	—
02/05—Sale of units by affiliate	450,288	(450,288)	—	—	—
04/05—Sale of units by affiliate	—	—	5,679,696	(5,679,696)	—
05/05—Sale of units by affiliate	2,100,000	(2,100,000)	—	—	—
06/05—Sale of units by affiliate	289,558	(289,558)	—	—	—

Units outstanding as of December 31, 2005	60,680,928	—	5,679,696	—	66,360,624

As of December 31, 2005, MMP’s outstanding common units were 60,680,928 and the subordinated units outstanding were 5,679,696, all of which were owned by non-affiliates. MGG’s ownership interest in MMP is limited to its 2% general partner interest and incentive distribution rights which MGG derives through its 100% ownership interest in Magellan GP, LLC. MMP’s subordination period ended on December 31, 2005 and the 5,679,696 MMP subordinated units converted to common units on January 31, 2006, one day after MMP’s quarterly cash distribution record date.

The limited partners holding MMP’s common units have the following rights, among others:

•	right to receive distributions of MMP’s available cash within 45 days after the end of each quarter;

•	right to elect the board members of Magellan GP, LLC;

•	right to remove Magellan GP, LLC as MMP’s general partner upon a 66.7% majority vote of MMP’s outstanding unitholders;

•	right to transfer common unit ownership to substitute MMP limited partners;

•	right to receive an annual report, containing audited financial statements and a report on those financial statements by MMP’s independent public accountants within 120 days after the close of the fiscal year end;

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

•	right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year;

•	right to vote according to the limited partners’ percentage interest in MMP on any meeting that may be called by Magellan GP, LLC; and

•	right to inspect MMP’s books and records at the MMP unitholders’ own expense.

MMP’s net income is allocated to its general and limited partners based on their proportionate share of their contractually-determined cash distributions for the period, with adjustments made for certain charges that are specifically allocated to Magellan GP, LLC, MMP’s general partner. Cash distributions Magellan GP, LLC and limited partners receive are based on the following table:

MMP Quarterly Distribution Per Unit Amount	Distributions to MMP’s Limited Partners as a Percentage of Total Distributions	Distributions to Us as a Percentage of Total Distributions
		General Partner Interest	Incentive Distribution Rights
Up to $0.288750	98%	2%	0%
Above $0.288750 up to $0.328125	85%	2%	13%
Above $0.328125 up to $0.393750	75%	2%	23%
Above $0.393750	50%	2%	48%

In the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the partners in proportion to the positive balances in their respective tax-basis capital accounts. The limited partners’ liability is generally limited to their investment.

Magellan Midstream Holdings GP, LLC Capital. Our capital is substantially the same as MGG’s capital. MGG’s initial capital of $333.8 million at its formation in April 2003 consisted of $319.7 million of limited partner preferred interests, $13.3 million of Class A limited partner common interests and $0.8 million of limited partner Class B common interests. Madison Dearborn Capital Partners IV, L.P. and CRF (together with their affiliates) were each issued 50% of both the preferred and Class A common interests in return for their equity contribution. The Class B common interests were issued to certain officers and directors of MMP’s general partner in return for their equity contribution. The preferred interests were redeemed in December 2004. Income and distributions are allocated to the Class A and Class B common units in proportion to their respective equity contributions. Similarly, in the event of liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the Class A and Class B common unitholders in proportion to their respective equity contributions. The limited partners’ liability is generally limited to their investment.

Our owner’s equity balance is negative as of December 31, 2005 due primarily to distributions by MGG to its owners in excess of their initial investment and accumulated earnings.

19. Subsequent Events

On February 16, 2006, MMP’s general partner issued 168,105 MMP phantom unit award grants pursuant to the long-term incentive plan. The actual number of MMP units that will be awarded under this grant are based on the attainment of long-term performance metrics. The number of MMP phantom units that could ultimately be issued under this award range from zero units up to a total of 336,210 units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of MMP units to be paid out by as much as 20%. These unit awards will vest on December 31, 2008.

On February 14, 2006, MMP paid cash distributions of $0.5525 per unit on its outstanding common and subordinated units to unitholders of record at the close of business on January 30, 2006. The total distribution, including distributions of $12.8 million paid to MGG, was $49.5 million.

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NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

During February 2006, MGG sold 35% of its MGG common units in an initial public offering. MMP did not receive any of the proceeds from MGG’s initial public offering and does not expect its ownership structure or operations to be materially impacted by this transaction. In connection with the closing of this offering, MMP’s partnership agreement was amended to remove the requirement for Magellan GP, LLC to maintain its 2% interest in any future offering of limited partner units by MMP. In addition, MMP’s partnership agreement was amended to restore the incentive distribution rights to the same level as before an amendment made in connection with MMP’s October 2004 pipeline system acquisition, which reduced Magellan GP, LLC’s incentive distributions by $1.3 million for 2004, $5.0 million for 2005 and $3.0 million for 2006. In return, MGG made a capital contribution to MMP on February 9, 2006 equal to the present value of the remaining reductions in incentive distributions, or $4.2 million.

During February 2006, MGG entered into a $5.0 million revolving credit facility with MGG Midstream Holdings, L.P. as the lender. The facility is available exclusively to fund MGG’s working capital borrowings. Borrowings under the facility will mature on December 31, 2006 and will bear interest at LIBOR plus 2.0%. MGG will pay a commitment fee to MGG Midstream Holdings, L.P. on the unused portion of the working capital facility of 0.3% annually.

In January 2006, MGG entered into an agreement with MGG Midstream Holdings, L.P., which we refer to as the Reimbursement Agreement, pursuant to which MGG Midstream Holdings, L.P. will reimburse MGG for:

•	any amounts MGG pays to MMP pursuant to MGG’s indemnity obligations to MMP related to certain of MGG’s environmental liabilities under the Purchase and Sale Agreement dated April 18, 2003, as amended, among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc., Williams GP LLC and MGG, pursuant to which MGG purchased the general partner of MMP;

•	any amounts MGG pays to MMP pursuant to MGG’s obligation to reimburse MMP for certain G&A expenses under the new omnibus agreement dated June 17, 2003, among Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc. and Williams, and MGG; and

•	any expenses incurred by MGG but not paid that relate to the period prior to the closing of MGG’s initial public offering.

On January 31, 2006, one day after MMP’s quarterly cash distribution record date, all of MMP’s 5,679,696 outstanding subordinated units converted to common units as provided in MMP’s partnership agreement.

MMP had a terminalling agreement under which it provided storage rental and throughput fees based on discounted rates plus a variable fee, which was based on a percentage of the net profits from certain trading activities conducted by its customer. Under this agreement, which expired on January 31, 2006, MMP recognized the discounted storage rental and throughput fees as the services were performed; however, MMP would not receive revenue from the variable fee if the net trading profits fell below a specified amount or were negative. MMP earned approximately $6.4 million related to the shared trading profits which was not determinable until the end of the contract term. MMP elected to defer the recognition of this revenue until the end of the contract term.

On January 13, 2006, MMP experienced a line break and product release from its petroleum products pipeline in Independence, Kansas. MMP is in the process of estimating the repair and remediation costs associated with the release. MMP has insurance coverage for this incident with a deductible of $1.5 million. MMP is unable to estimate with any degree of certainty what penalties, if any, might be assessed by the EPA or other governmental agency, associated with this release, which would not be covered by its insurance policy. MMP’s net cost for repair and remediation plus any penalties that may be assessed could be material to its results of operations or cash flows.